Exhibit 99.1

Regulatory Announcement

Irvine, CA, June 4, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that the trustees of the Kofax Employee Share Trust purchased in aggregate 400,000 ordinary shares of Kofax, having purchased 115,000 shares at 430 pence ($7.24 USD) on May 20th, 60,000 shares at 425 pence ($7.18 USD) on May 21st, 125,000 shares at 475 pence ($7.94 USD) on May 29th, and 100,000 shares at 478 pence ($8.00 USD) on June 2, 2014 for a total investment of approximately 1.8 million Pounds ($3.1 million USD).

Following the acquisition, 3,782,254 shares are held by the trust. Kofax recommended the purchase of these additional shares based on a determination that this would be in the best interests of its shareholders and employees as the shares will be used to fulfill future employee stock option exercises and the release of vested LTIP (restricted stock) awards.

The executive directors of the company and other persons discharging managerial responsibilities are within the class of potential beneficiaries under the trust and are deemed to have a non-beneficial interest in these shares. However, none of these persons has acquired a beneficial interest in such shares.

For further information, please contact:

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com

FTI Consulting Sophie McMillan +44(0) 20 3727 1000 kofax@fticonsulting.com

About Kofax

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

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Source: RNS Kofax Limited